UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 0-50832

Vermilion Energy Inc.
(Exact name of registrant as specified in its charter)

3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⃞       Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞        No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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NEWS RELEASE NOVEMBER 28, 2011 - VERMILION ENERGY INC. ANNOUNCES CLOSING OF EQUITY OFFERING

CALGARY, ALBERTA - Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX-VET) announces that it has closed its previously announced equity financing having issued 5,370,000 common shares at $49.00 per common share for gross proceeds of approximately $263 million including the partial exercise of the underwriters’ over-allotment option (the “Offering”).  The syndicate of underwriters was co-led by BMO Capital Markets and CIBC, acting as joint bookrunners and included Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., RBC Capital Markets, Macquarie Capital Markets Canada Ltd., FirstEnergy Capital Corp., Desjardins Securities Inc., Peters & Co. Limited and Raymond James Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY INC.

		By:	/s/ Curtis W. Hicks
Curtis W. Hicks, Executive VP and Chief Financial Officer
Date:	November 28, 2011